INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	February 5, 2018

Invictus Receives $16.5 Million from Warrants and
Option Exercises Since Dec 22, 2017 and Increases
Funded Capacity in 2018 to 27,200 Kg

Vancouver, BC, February 5, 2018 - INVICTUS MD STRATEGIES CORP.’s ("Invictus" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) is pleased to announce that it has received an additional $16,536,234 from the exercise of previously issued warrants and options since December 22, 2017, bringing Invictus’ cash balance to approximately $38 million. A total of 9,658,179 warrants and 26,000 options were exercised for proceeds of $16,527,854 and $10,130 respectively. As a result of such exercises, the Company currently has a total of 89,863,485 common shares issued and outstanding. There are 14,686,743 warrants outstanding that would bring cash into the Company of approximately $26 million, and additionally, 8,518,000 stock options outstanding that would bring in approximately $13.2 million.

Invictus’ license holders total annual kilogram capacity after various phases of expansion in 2018 and 2019, complete and in progress, is expected to be approximately 76,400 kg, based on expanding facilities in 2019 to approximately 520,000 square feet. The expected net production capacity to Invictus of approximately 67,000 kg after giving effect to the additional investment as a result of the signed definitive agreement with AB Labs that will bring Invictus’ ownership of AB Labs to 50%. With the recent exercise of warrants and options, Invictus’ funded capacity today is approximately 27,200 kg.

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INVICTUS MD Canada’s Cannabis Company

Dan Kriznic, Chairman and CEO commented, “We continue to focus on utilizing our $38 million of cash in treasury to build out additional square footage to meet the expected demand once Canada becomes recreationally legal this year. Our current funded capacity is approximately 27,200 kg, as well as our planned expansion to get our license holders to approximately 76,400 kg in 2019 with a net to Invictus of 67,000 kg bringing us in line with some of our peers that are leading the industry. The Sales license for AB Labs has been a catalyst to getting to this stage and the next catalyst will be our sales license for Acreage Pharms that is expected to occur in this first quarter of  2018.”

 About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 50% investment in AB Laboratories Inc., located near Hamilton, Ontario which has both its cultivation and sales license under ACMPR. Combined the two licenses and an expected third license under AB Ventures Inc. are expected to have an approximate annual run-rate production capacity of 76,400 kg by 2019. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

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INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Ventures and Acreage Pharms, Acreage Pharms’ receipt of a sales license and the success and timing of Acreage Pharms’ expansion plans, expected sales of inventory and the completion of the increase in the Company’s ownership of AB Labs pursuant to the definitive agreement (the “Transaction”) are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Labs, AB Ventures and Acreage Pharms will satisfy all conditions for, and receive, regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will satisfy all conditions for and be granted a license under the ACMPR and will receive a development permit on the expected terms, AB Ventures is able to successfully build a production facility, Acreage Pharms will satisfy all conditions for and successfully obtain the anticipated sales license and will successfully complete its expansion plans, the anticipated sales of inventory will take place on the terms and timing expected by management, all conditions to the closing of the Transaction will be satisfied and the Transaction will complete on the terms set out in the definitive agreement and that the legalization of recreational use of cannabis in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities for their full production capacity or at all, that AB Labs, AB Ventures or Acreage Pharms will not reach full production capacity, that AB Ventures will not be granted a license under the ACMPR or will not receive a development permit on the expected terms or at all, that AB Ventures is not able to successfully build a production facility, that Acreage Pharms is not able to obtain the anticipated sales license when expected by management or at all or is not able to successfully complete its expansion plans, that the anticipated sales of inventory will not occur on the terms and timing expected by management or at all, that the Transaction will not complete on the expected terms or at all and that the legalization of recreational use of cannabis in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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